Exhibit 99.1

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

Amtelecom to Deploy SR Telecom’s angel
Broadband project part of Industry Canada’s BRAND initiative in Ontario

MONTREAL, October September 5, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that its angelTM Broadband Fixed Wireless Access system has been selected by Amtelecom, a telecommunications provider in central and southern Ontario, for a broadband project in Elgin County. The project will be carried out in association with Elgin Connects (www.elginconnects.ca), a non-profit community group responsible for broadband development in the area. Elgin Connects secured funding , and for the project under that was responsible for will securingreceive funding under Industry Canada’s BRAND (Broadband for Rural and Northern Development) initiative.

The angel system will enable Ametelecom to provide broadband Internet access to areas in Elgin County that are currently without such broadband service. Equipment shipments have already begun and are expected to be completed in the fourth quarter of this year. Amtelecom expects to have the equipment deployed and ready for network activation in December. Further network expansions are expected over the next two years as demand for services accelerates.

"We are delighted to have been selected by Amtelecom and Elgin Connects for their telecommunications infrastructure upgrade in Elgin County and look forward to working closely with them as they build out their broadband network," said Claude Gigu§re, SR Telecom’s Senior Vice-President, Marketing and Sales. "Additionally, we are very pleased that the angel system’s inclusion on the BRAND initiative approved product list is providing us with more opportunities to bring broadband services to underserved Canadian communities."

Industry Canada’s BRAND initiative provides funding to eligible Canadian communities that are currently without broadband access. Serving mostly First Nations, northern, rural and remote communities, BRAND is aimed at using broadband technology to provide improved services in the areas of health and education, as well as to augment economic opportunities.

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver DSL-equivalent data rates and carrier-class voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About Amtelecom
Amtelecom Communications is the local telephone service provider to several communities in southwestern and central Ontario, currently providing services through approximately 21,000 residential and business access lines. Amtelecom also provides cable television service to approximately 9,950 100 subscribers and Internet service to approximately 53,300 subscribers in certain territories. For more information, please visit their website (www.amtelecom.ca).

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.
SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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